EXHIBIT 18
                    LETTER RE CHANGE IN ACCOUNTING PRINCIPLE



May 10, 1995

Management and Board of Directors
Shaw Industries, Inc.
P.O. Box 2128
Dalton, GA  30722

Dear Gentlemen:

     This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

     We have been informed that, as of January 1, 1995, the Company changed its method of accounting for carpet samples from expensing sample costs that exceed the estimated net realizable value when samples are shipped to expensing that portion of sample costs as they are produced. According to the management of the Company, this change was made in recognition of an increasing number of samples placed with customers that do not result in future sales and in order to place more controls over the sample order process.

     A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

     We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

     We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1994. Further, we have not examined and do not expect to express any opinion with respect to your financial statements for the three months ended April 1, 1995.

Very truly yours,

Arthur Andersen LLP


Atlanta, Georgia